Anpulo Food, Inc.
Hangkong Road, Xiangfeng Town,
Laifeng County, Hubei 445700, China

April 14, 2014

Via EDGAR
Ryan Adams
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Anpulo Food, Inc. Amendment No. 3 to Registration Statement on Form S-1 Filed March 14, 2014 File No. 333-192006

Dear Mr. Adams:

We hereby submit the responses of Anpulo Food, Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in your letter, dated March 28, 2014, to Wenping Luo of the Company in regard to the above-referenced Amendment No.3 to Registration Statement on Form S-1 filed on March 14, 2014 (“Form S-1”).

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company. References herein to page numbers are to the page numbers in Amendment No. 4 to the Form S-1 (“Amendment No. 4”), filed with the Securities and Exchange Commission on April 15, 2014. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in Amendment No.4, as amended by the amendment(s).

General

1.
We note your response to our prior comment 1.  Please provide us with your analysis in support of the conclusion that only one of the ten short-term loans identified on page 63 is required to be filed as an exhibit to the registration statement pursuant to Item 601(b)(10) of Regulation S-K.

Response: We do not consider that the other nine short-term loan agreements are required to be filed as exhibits to the registration statement because each of these short-term loan agreements is such as ordinarily accompanies the kind of business conducted by the Company and is immaterial in amount.

Requirements for Additional Funding, page 8

2.
Please revise this section to summarize the going concern disclosure in the last paragraph on page 56 and to discuss your auditor’s conclusion that these issues raise substantial doubts regarding your ability to continue as a going concern.

Response: We have revised the said section to summarize the going concern disclosure and to discuss our auditor’s conclusion that these issues raise substantial doubts regarding our ability to continue as a going concern.

Risk Factors, page 9

3.
We note your revised disclosure in the summary that you anticipate that your current cash reserves plus cash from operations will be insufficient to meet your ongoing obligations for the next year, and that you have no current plans to obtain additional financing.  We also note your auditor’s report contained a qualification as to your ability to continue as a going concern.  Please revise to state this information in an appropriate risk factor.

Response: We have revised to add a risk factor to address the risk associated with our auditor’s substantial doubt about our ability to continue as a going concern.

Certain Relationships and Related Transactions, page 76

4.
We note your disclosure on page F-3 that you have 90,000,000 shares of preferred stock issued and outstanding.  It also appears, from your annual report on Form 10-K for the fiscal year ended July 31, 2013, that this stock was issued to Mr. Luo for cash.  Please revise this section to disclose this transaction pursuant to Item 404(d) of Regulation S-K, and tell us whether you are required to file any instruments defining the rights of your preferred stockholder as exhibits to the registration statement pursuant to Item 601(b)(4)(i) of Regulation S-K.

Response: We have revised to disclose the transaction under the said section. We are not required to file any instrument defining the rights of our preferred shares as an exhibit because the preferred shares are not being registered on the registration statement.

Item 15. Recent Sales of Unregistered Securities, page ii

5.	Please revise this section to disclose your unregistered sale of preferred stock and disclose all of the information required by Item 701 of Regulation S-K.

Response: We have revised the said section to disclose the unregistered sale of preferred shares and other information required by Item 701 of Regulation S-K.

The Company acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Wenping Luo
Wenping Luo
President and Chief Executive Officer